PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

Auditors’ Report

To the Unitholders of Provident Energy Trust

We have audited the consolidated balance sheets of Provident Energy Trustas at December 31, 2005 and 2004 and the consolidated statements of operations and accumulated earnings and cash flows for each of the years ended December 31, 2005 and 2004. These consolidated financial statements are the responsibility of the management of Provident. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended December 31, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Calgary, Alberta
March 3, 2006

Comments by Auditor for U.S. readers on Canada - U.S. reporting differences
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is change in accounting principles that has a material effect on the comparability of the Trust’s financial statements, such as the changes described in Note 3 and Note 21(i) to the Consolidated Financial Statements. Our report to the Unitholders dated March 3, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the Auditors’ Report when the change is properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants
Calgary, Alberta
March 3, 2006

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

PROVIDENT ENERGY TRUST
CONSOLIDATED BALANCE SHEETS
Canadian dollars (000s)
	As at	As at
	December 31,	December 31,
	2005	2004
		(restated note 3)
Assets
Current assets
Cash and cash equivalents	$32,113	$244
Accounts receivable	267,246	143,142
Petroleum product inventory	110,638	17,151
Deferred derivative loss (note 17)	-	2,144
Prepaid expenses	14,326	10,265
	424,323	172,946

Cash reserve for future site reclamation (note 18)	1,872	1,454
Investments (note 16)	3,758	3,000
Deferred financing charges	14,710	5,584
Property, plant and equipment (note 6)	1,702,689	1,299,654
Intangible assets (note 7)	215,850	-
Goodwill (note 4)	429,068	330,944
	$2,792,270	$1,813,582
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$314,723	$171,412
Cash distributions payable	20,644	15,416
Distributions payable to non-controlling interests	452	271
Financial derivative instruments	14,149	24,524
	349,968	211,623

Long-term debt - revolving term credit facilities (note 8)	586,597	262,750
Long-term debt - convertible debentures (note 8)	298,007	169,456
Asset retirement obligation (note 10)	41,133	40,506
Future income taxes (note 15)	91,595	70,629
Non-controlling interests
USOGP operations	11,885	13,649
Exchangeable shares (note 11)	8,259	35,921

Unitholders’ equity
Unitholders’ contributions (note 12)	1,971,707	1,438,393
Convertible debentures equity component	19,301	9,785
Contributed surplus (note 13)	1,675	2,002
Cumulative translation adjustment	(41,785)	(28,848)
Accumulated income	97,288	362
Accumulated cash distributions (note 14)	(643,360)	(412,646)
	1,404,826	1,009,048
	$2,792,270	$1,813,582

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF OPERATIONS AND ACCUMULATED INCOME
Canadian dollars (000s except per unit amounts)

	Year ended December 31,
	2005	2004
		(restated note 3)
Revenue (note 9)
Revenue	$1,419,450	$1,200,854
Realized loss on financial derivative instruments	(66,860)	(68,944)
Unrealized gain/(loss) on financial derivative instruments	7,684	(22,053)
	1,360,274	1,109,857

Expenses
Cost of goods sold	786,564	741,641
Production, operating and maintenance	171,193	141,493
Transportation	6,932	5,087
Depletion, depreciation and accretion	193,236	177,282
General and administrative	41,608	27,104
Non-cash unit based compensation (note 13)	9,753	1,819
Interest on bank debt	10,875	11,816
Interest and accretion on convertible debentures	19,643	15,173
Amortization of deferred financing charges	1,409	1,435
Foreign exchange gain and other	(3,293)	(2,224)
Loss on redemption of convertible debentures (note 8)	49	-
Gain on sale of assets (note 5)	(5,188)	-
	1,232,781	1,120,626

Income (loss) before taxes and non-controlling interests	127,493	(10,769)

Capital taxes	4,780	5,921
Current and withholding taxes	5,628	1,282
Future income tax expense (recovery) (note 15)	17,793	(40,577)
	28,201	(33,374)

Net income before non-controlling interests	99,292	22,605
Non-controlling interests
USOGP operations	1,596	923
Exchangeable shares (note 11)	770	457
Net income	96,926	21,225

Accumulated income (loss), beginning of year	$1,844	$(19,838)
Retroactive application of changes in accounting policies (note 3)	(1,482)	(1,025)
Accumulated income (loss), beginning of year, restated	362	(20,863)
Accumulated income, end of year	$97,288	$362
Net income per unit - basic	$0.61	$0.19
Net income per unit - diluted	$0.61	$0.19

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF CASH FLOWS
Canadian Dollars (000s)

	Year ended December 31,
	2005	2004
		(restated note 3)
Cash provided by operating activities
Net income for the year	$96,926	$21,225
Add (deduct) non-cash items:
Depletion, depreciation and accretion	193,236	177,282
Debenture accretion and amortization of deferred charges	4,090	2,808
Non-cash unit based compensation (note 13)	9,753	1,819
Unrealized (gain) loss on financial derivative instruments (note 9)	(7,684)	22,053
Unrealized foreign exchange gain	(405)	(744)
Future income tax expense (recovery) (note 15)	17,793	(40,577)
Equity in loss of investee	252	-
Net income attributable to non-controlling interests	2,366	1,380
Loss on redemption of convertible debentures (note 8)	49	-
Gain on sale of assets (note 5)	(5,188)	-
Cash flow from operations before changes in working capital and site restoration expenditures	311,188	185,246
Site restoration expenditures (note 18)	(2,481)	(3,219)
Change in non-cash operating working capital	(51,344)	5,796
	257,363	187,823

Cash used for financing activities
Increase (decrease) in long-term debt	325,771	(77,087)
Proceeds of bridge financing	-	158,184
Repayment of bridge financing	-	(158,184)
Declared distributions to unitholders	(230,714)	(164,628)
Declared distributions to non-controlling interest	(3,360)	(964)
Issue of trust units, net of issue costs	395,805	320,976
Issue of debentures, net of costs	239,822	48,000
Redemption of debentures, net of costs	(2,997)	-
Change in non-cash financing working capital	(50)	8,213
	724,277	134,510

Cash used for investing activities
Net capital expenditures	(156,499)	(76,321)
Acquisition of Midstream NGL business (note 4)	(772,303)	-
Acquisition of Nautilus (note 4)	(91,420)	-
Acquisition of Breitburn Energy (note 4)	-	(165,649)
Acquisition of Olympia Energy Inc. (note 4)	-	(4,715)
Acquisition of Viracocha Energy Inc. (note 4)	-	(1,993)
Acquisition of Redwater	-	(1,300)
Acquisition of investment	(1,010)	-
Oil and gas property acquisitions	(586)	(72,745)
Proceeds from property dispositions	45,100	10,717
Proceeds on sale of assets (note 5)	29,295	-
Reclamation fund contributions	(2,899)	(2,844)
Reclamation fund withdrawals	2,481	3,219
Payment of financial derivative instruments	(7,192)	(23,302)
Change in non-cash investing working capital	5,262	12,799
	(949,771)	(322,134)

Increase in cash	31,869	199
Cash and cash equivalents beginning of year	244	45
Cash and cash equivalents end of year	$32,113	$244

Supplemental disclosure of cash flow information
Cash interest paid including debenture interest	$23,946	$23,619
Cash taxes paid	$12,026	$6,483

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts in Cdn$ 000’s, except unit and per unit amounts)

December 31, 2005

1.	Structure of the Trust

Provident Energy Trust (the “Trust”) is an open-end unincorporated investment trust created under the laws of Alberta pursuant to a trust indenture dated January 25, 2001, amended from time to time. The beneficiaries of the Trust are the unitholders. The Trust was established to hold, directly and indirectly, all types of petroleum and natural gas and energy related assets, including without limitation facilities of any kind, oil sands interests, electricity or power generating assets and pipeline, gathering, processing and transportation assets. The Trust commenced operations March 6, 2001.

Cash flow is provided to the Trust from properties owned and operated by Provident Energy Ltd. and directly and indirectly owned subsidiaries and partnerships of the Trust (“Provident”). Cash flow is paid from Provident to the Trust by way of royalty payments, interest payments and principal repayments. The cash payments received by the Trust are subsequently distributed to the unitholders monthly.

2.	Significant accounting policies

(i)	Principles of consolidation and investments

The consolidated financial statements include the accounts of the Trust and Provident, including the subsidiary Breitburn Energy Company LP (Breitburn), and are presented in accordance with Canadian generally accepted accounting principles. Investments are accounted for using the cost method. Certain comparative numbers have been restated to conform with the current year presentation.

(ii)	Financial derivative instruments

All derivative financial instruments are recorded on the balance sheet at fair value and changes in fair value are recognized in income as unrealized gains or losses on financial derivative instruments in the period in which the change occurs. Actual gains or losses are recorded as realized gains or losses on financial derivative instruments in the period that the instrument is settled.

(iii)	Property, plant & equipment

The Trust follows the full cost method of accounting for oil and natural gas exploration and development activities, whereby all costs associated with the acquisition and development of oil and natural gas reserves are capitalized. Such costs include lease acquisition, lease rentals on non-producing properties, geological and geophysical activities, drilling of productive and non-productive wells, and tangible well equipment. Gains or losses on the disposition of oil and gas properties are not recognized unless the resulting change to the depletion and depreciation rate is 20 percent or more. All other property, plant and equipment, including midstream assets, are recorded at cost. Expenditures relating to renewals or betterments that improve the productive capacity or extend the life of property, plant and equipment are capitalized. Maintenance and repairs are expensed as incurred. Products required to fill in cavern bottoms and pipelines are presented as part of property, plant and equipment and stated at historical cost and are not depreciated.

a)	Depletion, depreciation and accretion

The provision for depletion and depreciation for oil and natural gas assets is calculated using the unit-of-production method based on current production divided by the Trust’s share of estimated total proved oil and natural gas reserve volumes, before royalties. Production and reserves of natural gas and associated liquids are converted at the energy equivalent ratio of 6,000 cubic feet of natural gas to one barrel of oil. In determining its depletion base, the Trust includes estimated future costs for developing proved reserves, and excludes estimated salvage values of tangible equipment and the cost of unproved properties.

Midstream facilities, including natural gas liquids storage facilities and natural gas liquids processing and extraction facilities are carried at cost and depreciated on a straight-line basis over the estimated service lives of the assets, which range from 30 to 40 years. Intangible assets are amortized over the estimated useful lives of the assets, which range from two to 15 years. Capital assets related to pipelines are carried at cost and depreciated using the straight-line method over their economic lives.

(b)	Ceiling test

The ceiling test calculation is performed by comparing the carrying value of the cost centre to the sum of the undiscounted proved reserve cash flows expected from the cost centre by country using future price estimates. If the carrying value is not recoverable, the cost centre is written down to its fair value. Fair value is determined by the future cash flows from the proved plus probable reserves discounted at the Trust’s risk free interest rate. Any excess carrying value of the assets on the balance sheet above fair value would be recorded in depletion, depreciation and accretion expense as a permanent impairment.

(iv)	Joint Venture

Provident conducts many of its activities through joint ventures and the accounts reflect only Provident’s proportionate interest in such activities.

(v)	Inventory

Inventories of products are valued at the lower of average cost and net realizable value based on market prices.

(vi)	Goodwill

Goodwill, which represents the excess of cost of an acquired enterprise over the net of the amounts assigned to assets acquired and liabilities assumed, is assessed at least annually for impairment. To assess impairment, the fair value of the reporting unit is determined and compared to the book value of the reporting unit. If the fair value is less than the book value, then a second test is performed to determine the amount of the impairment. The amount of the impairment is determined by deducting the fair value of the reporting unit’s assets and liabilities from the fair value of the reporting unit to determine the implied fair value of goodwill and comparing that amount to the book value of the reporting unit’s goodwill. Any excess of the book value of goodwill over the implied fair value of goodwill is the impaired amount. Goodwill is not amortized.

(vii)	Asset retirement obligation

Under the asset retirement obligation (“ARO”) standard the fair value of a liability for an ARO is recorded in the period where a reasonable estimate of the fair value can be determined. When the liability is recorded, the carrying amount of the related asset is increased by the same amount of the liability. The asset recorded is depleted over the useful life of the asset. Additions to asset retirement obligations due to the passage of time are recorded as accretion expense. Actual expenditures incurred are charged against the obligation.

(viii)	Unit based compensation

The Trust uses the fair value method of valuing compensation expense associated with the Trust’s unit option plan (“the Plan”). Provident has applied this method to options issued after January 1, 2003, the effective date for implementing stock based compensation. Under fair value method the amount to be recognized as expense is determined at the time the options are issued and is deferred and recognized in earnings over the vesting period of the options with a corresponding increase in contributed surplus.

The Trust has established other unit based compensation plans whereby notional units are granted to employees. The fair value of these notional units is estimated and recorded as an expense to non-cash unit based compensation with an offsetting amount to accrued liabilities. A realization of the expense and a resulting reduction in cash provided by operating activities occurs when a cash payment is made.

(ix)	Trust unit calculations

The Trust applies the treasury stock method to determine the dilutive effect of trust unit rights and trust unit options. Under the treasury stock method, outstanding and exercisable instruments that will have a dilutive effect are included in per unit - diluted calculations, ordered from most dilutive to least dilutive.

The dilutive effect of exchangeable shares and convertible debentures is determined using the "if-converted" method whereby the outstanding exchangeables and debentures at the end of the period are assumed to have been exchanged or converted at the beginnning of the period or at the time of issuance if issued during the year. Amounts charged to income or loss relating to the outstanding exchangeable shares and debentures are added back to net income for the diluted calculation. The units issued upon exchange or conversion are included in the denominator of per unit - basic calculations from the date of issue.

(x)	Future income taxes

Provident follows the liability method for calculating income taxes. Differences between the amounts reported in the financial statements of the corporate subsidiaries and their respective tax bases are applied to tax rates in effect to calculate the future tax liability. The effect of any change in income tax rates is recognized in the current period income.

The Trust is a taxable entity under the Income Tax Act (Canada) and is taxable only on income that is not distributed or distributable to the unitholders. As the Trust distributes all of its taxable income to the unitholders and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for income taxes has been made in the Trust.

(xi)	Revenue recognition

Revenue associated with the sales of Provident’s natural gas, natural gas liquids (“NGL’s) and crude oil owned by Provident is recognized when title passes from Provident to its customer.

Marketing revenues and purchased product are recorded on a gross basis as Provident takes title to product and has the risks and rewards of ownership.

Revenues associated with the services provided where Provident acts as agent are recorded when the services are provided. Revenues associated with the sale of natural gas liquids storage services are recognized when the services are provided.

(xii)	Use of estimates

The preparation of financial statements requires management to make estimates based on currently available information. In particular, management makes estimates for amounts recorded for depletion and depreciation of the property, plant and equipment, and asset retirement obligation. The ceiling test uses factors such as estimated reserves, production rates, estimated future petroleum and natural gas prices and future costs. Due to the inherent limitations in metering and the physical properties of storage caverns and pipelines, the determination of precise volumes of natural gas liquids held in inventory at such locations is subject to estimation. Actual inventories of natural gas liquids can only be determined by draining of the caverns. By their very nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of future periods could be material.

The estimation of oil and gas reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production, estimated commodity prices, and consider the timing of future expenditures. The Trust expects reserve estimates to be revised based on the results of future drilling activity, testing, production levels, and economics of recovery based on cash flow forecasts.

3.	Changes in accounting policies and practices

Exchangeable securities - non-controlling interest

Effective June 30, 2005, the Canadian Institute of Chartered Accountants issued an amendment to EIC abstract 151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts" that states that exchangeable securities issued by a subsidiary of an income trust should be reflected as either non-controlling interest or debt on the consolidated balance sheet unless they meet certain criteria. The exchangeable shares issued by Provident Acquisitions Inc. and Provident Energy Ltd. corporate subsidiaries of the Trust are considered under this standard to be transferable to third parties. EIC-151 states that if the exchangeable shares are transferable to a third party, they should be reflected as non-controlling interest. Previously, the exchangeable shares were reflected as a component of unitholders' equity.

As a result of this change in accounting policy, the Trust has reflected non-controlling interest of $8.3 million and $35.9 million, respectively, on the Trust's consolidated balance sheet as at December 31, 2005 and December 31, 2004. Consolidated net income or loss has been adjusted for the earnings attributable to the non-controlling interest of $0.8 million for the year ended December 31, 2005 and $0.5 million for the year ended December 31, 2004. As at June 30, 2005 unitholders' equity was reduced by $11.2 million and non-controlling interest on the consolidated balance sheet increased by $13.0 million. In accordance with the transitional provisions of EIC-151, retroactive application has been applied with restatement of prior periods. The retroactive application of this abstract as at December 31, 2004 was an accumulated loss of $1.5 million. The retroactive accumulated loss adjustments represent the cumulative net income attributable to the non controlling interest for prior periods. Cash flow was not affected by this change.

4.	Acquisitions

(i)	Acquisition of Midstream NGL Assets

On December 13, 2005 Provident acquired midstream business assets (the Midstream NGL Acquisition) from EnCana Corporation by way of the purchase of partnership interests, corporations and assets. The business comprises NGL extraction plants, pipelines, storage and fractionation facilities, distribution facilities, contracts including supply and transportation arrangements, and ownership of Kinetic Resources, two partnerships which perform NGL marketing services including Kinetic’s interests in a distribution terminal and leases on approximately 700 rail cars. The transaction was accounted for using the purchase method with the allocation of the purchase as follows:

Net assets acquired and liabilities assumed
Property, plant and equipment	$428,066
Working capital, net of cash acquired	38,937
Intangible asset - contracts and customer relationships	183,100
Intangible asset - fractionation spread support agreement	17,600
Intangible assets - other	16,308
Goodwill	98,124
Financial derivative instruments	945
Asset retirement obligation	(7,604)
Future income taxes	(3,173)
$772,303
Consideration
Acquisition costs	$12,620
Cash, net of cash acquired	759,683
$772,303

The Midstream NGL Acquisition was financed by the issuance of 21,830,000 units at $12.60 per unit and $150 million of 6.5 percent convertible unsecured subordinated debentures. The remaining portion of the purchase price of the Midstream NGL Acquisition was funded through Provident’s credit facility.

(ii)	Acquisition of Nautilus

On March 2, 2005 Provident acquired Nautilus Resources, LLC (“Nautilus”) for cash consideration of $90.2 million and acquisition costs of $1.2 million. Nautilus was a private oil and gas exploration and production company active in Wyoming, USA. The transaction has been accounted for using the purchase method with the allocation of the purchase price as follows:

Net assets acquired and liabilities assumed
Property, plant and equipment	$99,877
Working capital	1,237
Asset retirement obligation	(1,557)
Financial derivative instrument	(8,137)
$91,420
Consideration
Acquisition costs	$1,237
Cash	90,183
$91,420

The result of this acquisition was the non-controlling interest on USOGP operations decreased by 1.4 percent from 5.8 to 4.4 percent.

(iii)	Acquisition of Olympia

On June 1, 2004 Provident acquired Olympia Energy Inc. for consideration of 13,385,579 Trust units with an ascribed value of $152.9 million and 1,325,000 exchangeable shares with an ascribed value of $15.1 million plus acquisition costs which when netted with option proceeds total $4.7 million. Olympia was a public oil and gas exploration and production company active in the Western Canadian sedimentary basin. The transaction has been accounted for using the purchase method with the allocation of the purchase price as follows:

Net assets acquired and liabilities assumed
Property, plant and equipment	$162,352
Goodwill	106,499
Working capital deficiency	(326)
Bank debt	(53,852)
Asset retirement obligation	(1,909)
Non-hedging derivative instrument	(947)
Future income taxes	(39,107)
$172,710
Consideration
Acquisition costs	$8,700
Option proceeds	(3,985)
Exchangeable shares issued (note 11)	15,132
Trust units issued (note 12)	152,863
$172,710

(iv)	Acquisition of Viracocha

On June 1, 2004 Provident acquired Viracocha Energy Inc. for consideration of 12,758,386 Trust units with an ascribed value of $145.7 million and 1,325,000 exchangeable shares with an ascribed value of $15.1 million and acquisition costs which when netted with option proceeds total $2.0 million. Viracocha was a public oil and gas exploration and production company active in the Western Canadian sedimentary basin. The transaction has been accounted for using the purchase method with the allocation of the purchase price as follows:

Net assets acquired and liabilities assumed
Property, plant and equipment	$109,907
Goodwill	122,002
Working capital	2,172
Bank debt	(49,891)
Capital lease obligation	(77)
Deferred lease obligation	(98)
Asset retirement obligation	(7,895)
Future income taxes	(13,294)
$162,826
Consideration
Acquisition costs	$9,000
Option and warrant proceeds	(7,007)
Exchangeable shares issued (note 11)	15,132
Trust units issued (note 12)	145,701
$162,826

(v)	Acquisition of Breitburn

On June 15, 2004 Provident acquired 92 percent of Breitburn Energy LLC (Breitburn) for consideration of $157.4 million and acquisition costs of $8.2 million. Breitburn is a private company (now a limited partnership) active in the oil and gas exploitation and production business in the Los Angeles basin, USA. The transaction has been accounted for using the purchase method with the allocation of the purchase price as follows:

Net assets acquired and liabilities assumed
Property, plant and equipment	$214,261
Working capital deficiency	(8,402)
Non-hedging derivative instruments	(25,181)
Other assets	1,028
Asset retirement obligation	(2,367)
Non-controlling interest	(13,690)
$165,649
Consideration
Acquisition costs	$8,214
Cash	157,435
$165,649

On October 4, 2004, the Trust funded Breitburn $58.5 million (US $45 million) for the Orcutt property acquisition.

5.	Sale of assets

On May 1, 2005, certain oil purchase and sale contracts were sold for net proceeds of $5.5 million and a gain recorded of $5.2 million net of disposal costs.

On December 29, 2005, a parcel of land in California was sold for net proceeds of $23.8 million. The sale represents surface rights for real estate development, with no impact on oil and gas reserves. The transaction resulted in a deferred gain of $1.0 million. The purchaser has agreed to complete the removal and relocation of oilfield infrastructure and environmental remediation work. Not included in the net proceeds or deferred gain is contingent proceeds, amounting to $2.7 million, which are held in escrow until this work is completed.

6.	Property, plant and equipment

December 31, 2005	Cost	Accumulated depletion and depreciation	Net Book value
Oil and natural gas properties	$1,710,998	$731,336	$979,662
Midstream assets	738,835	21,951	716,884
Office equipment	12,423	6,280	6,143
Total	$2,462,256	$759,567	$1,702,689
December 31, 2004	Cost	Accumulated depletion and depreciation	Net Book value
Oil and natural gas properties	$1,567,902	$555,280	$1,012,622
Midstream assets	293,616	11,815	281,801
Office equipment	9,904	4,673	5,231
Total	$1,871,422	$571,768	$1,299,654

Costs associated with unproved properties excluded from costs subject to depletion as at December 31, 2005 totaled $23.8 million (December 31, 2004 - $31.2 million). Asset retirement costs of $38.6 million are included in the property, plant and equipment (December 31, 2004 - $36.0 million).

An impairment test calculation was performed on property, plant and equipment at December 31, 2005 in which the estimated undiscounted future net cash flows based on estimated future prices associated with the proved reserves exceeded the carrying amount of oil and gas property, plant and equipment.

The following table outlines prices used in the impairment test at December 31, 2005:

	Oil	Gas	NGL
Year	$/bbl	$/mcf	$/bbl

2006	$44.50	$10.11	$48.35
2007	$44.25	$8.77	$46.86
2008	$45.20	$7.86	$46.47
2009	$45.17	$7.53	$44.96
2010	$43.99	$7.19	$43.31
Thereafter (1)	2.00%	2.00%	2.00%
(1) Percentage change represents the increase in each year after 2010 to the end of the reserve life.

7.	Intangible assets

The intangible assets were acquired as part of the Midstream NGL Acquisition (note 4).

December 31, 2005	Cost	Accumulated amortization	Net Book value

Midstream and marketing contracts and customer relationships	$183,100	$635	$182,465
Fractionation spread support agreement	17,600	458	17,142
Other intangible assets	16,308	65	16,243
Total	$217,008	$1,158	$215,850

8.	Long-term debt

	December 31, 2005	December 31, 2004
Revolving term credit facilities	$586,597	$262,750
Convertible debentures	298,007	169,456
	$884,604	$432,206

(i)	Revolving term credit facilities

Provident has a $750 million term credit facility with a syndicate of Canadian chartered banks secured by its Canadian oil and gas properties and all of its midstream assets. Provident may draw on the credit facility by way of Canadian prime rate loans, U.S. base rate loans, banker’s acceptances, letters of credit or LIBOR loans. At December 31, 2004 the facility totaled $410 million. In July 2005 the facility was increased to $450 million. In October, the facility was increased to its current level of $750 million. At December 31, 2005, $544.1 million was drawn on this facility.

Pursuant to the terms of the facility agreement, each year on or after May 30, Provident can request the revolving period to be extended for a further 364-day period. If the lenders do not extend the revolving period, at Provident’s option, the credit facility is converted to a two year non-revolving term credit facility at the end of the 364 day term, with 25% of the loan balance due 12 months after the date of the commencement of the non-revolving term credit, 25% due 18 months after the date of the commencement of the non-revolving term credit, and the remainder of the unpaid balance due on the maturity date.

In July 2005, Provident added a credit facility with a borrowing base of US $100 million with a syndicate of U.S. banks secured by oil and gas assets of Breitburn. Provident may draw upon the facility by way of U.S. base rate loans, libor loans or letters of credit. The facility has a termination date of July 11, 2009 and the current borrowing base is reviewed every six month period commencing June 1, 2006 and each subsequent December 1 and June 1 thereafter. At December 31, 2005, $42.5 million was drawn on this facility.

At December 31, 2005 the effective interest rate of the outstanding credit facilities was 4.6 percent (2004 - 4.3 percent). At December 31, 2005 Provident had $45.1 million in letters of credit outstanding (2004 - $31 million) that guarantee Provident’s performance under certain commercial and other contracts.

(ii)	Convertible debentures

On November 15, 2005 the Trust issued $150.0 million of unsecured convertible subordinated debentures ($143.8 million net of issue costs) with a 6.5 percent coupon rate maturing April 30, 2011. Issue costs have been classified as deferred financing charges. The debentures may be converted into trust units at the option of the holder at a conversion price of $14.75 per trust unit prior to April 30, 2011 and may be redeemed by the Trust under certain circumstances. The unsecured subordinated convertible debentures were initially recorded at fair value of $141.4 million. The difference between the fair value and proceeds of $8.6 million was recorded as equity.

On May 31, 2005 the Trust completed the redemption of its 10.5 percent convertible unsecured subordinated debentures that were originally scheduled to mature May 15, 2007. A total of 3.5 million units were issued at the conversion price of $10.70 per unit. A further $3.0 million cash was paid to the remaining debenture holders that did not convert to trust units at $1,050 for each $1,000 of convertible debenture held plus accrued interest to May 31, 2005 resulting in a loss on redemption of $49,000. Unamortized deferred debt issue costs of $2.5 million, originally incurred on the issuance of the 10.5 percent convertible debentures, were reclassified to trust unit issue costs as a result of the issuance of 3.5 million trust units.

On March 1, 2005 the Trust issued $100.0 million of unsecured convertible subordinated debentures ($95.8 million net of issue costs) with a 6.5 percent coupon rate maturing August 31, 2012. Issue costs have been classified as deferred financing charges. The debentures may be converted into trust units at the option of the holder at a conversion price of $13.75 per trust unit prior to August 31, 2012 and may be redeemed by the Trust under certain circumstances. The unsecured subordinated convertible debentures were initially recorded at fair value of $92.6 million. The difference between the fair value and proceeds of $7.4 million was recorded as equity.

On July 6, 2004 the Trust issued $50.0 million of unsecured subordinated convertible debentures ($48.0 million net of issue costs) with an 8.0 percent coupon rate maturing July 31, 2009. Issue costs have been classified as deferred financing charges. The debentures may be converted into trust units at the option of the holder at a conversion price of $12.00 per trust unit prior to July 31, 2009, and may be redeemed by the Trust under certain circumstances.

The Trust may elect to satisfy interest and principal obligations by the issuance of trust units. During 2005, $109.3 million (2004- $0.12 million) of the face value of debentures were converted to trust units, $63.6 million at the election of debenture holders and $45.7 million associated with the May 31, 2005 redemption.

	December 31, 2005		December 31, 2004
Convertible Debentures
($ 000s except conversion pricing)	Carrying Value (1)	Face Value	Carrying Value (1)	Face Value	Maturity Date	Conversion Price per unit (2)
10.5% Convertible Debentures	$-	$-	$49,423	$49,881	May 15, 2007	10.70
6.5% Convertible Debentures	141,522	150,000	-	-	April 30, 2011	14.75
6.5% Convertible Debentures	92,482	99,179	-	-	Aug. 31, 2012	13.75
8.0% Convertible Debentures	32,382	33,648	48,199	50,000	July 31, 2009	12.00
8.75% Convertible Debentures	31,621	32,659	71,834	74,930	Dec. 31, 2008	11.05
	$298,007	$315,486	$169,456	$174,811
(1) Excluding equity component of convertible debentures
(2) The debentures may be converted into trust units at the option of the holder of the debenture at the conversion price per unit

9.	Revenue

	Year ended December 31,
Year ended December 31,	2005	2004
Gross production revenue	$621,761	$449,869
Product sales and service revenue	908,111	840,184
Royalties	(110,422)	(89,199)
Revenue	$1,419,450	$1,200,854

Realized loss on financial derivative instruments	(66,860)	(68,944)
Unrealized gain (loss) on financial derivative instruments	7,684	(22,053)
	$1,360,274	$1,109,857

Change in unrealized loss on financial derivative instruments	$9,828	$937
Amortization of loss on financial derivative instruments	(2,144)	(22,990)
Unrealized gain (loss) on financial derivative instruments	$7,684	$(22,053)

The realized loss on financial derivative instruments for the year ended December 31, 2005 of $66.9 million (2004 - $68.9 million) relates to the cash settlement on derivative instruments.

10.	Asset retirement obligation

The Trust’s asset retirement obligation is based on the Trust’s net ownership in wells, facilities and the midstream assets and represents management’s estimate of the costs to abandon and reclaim those wells, facilities and midstream assets as well as an estimate of the future timing of the costs to be incurred. Estimated cash flows have been discounted at the Trust’s credit-adjusted risk free rate of seven percent and an inflation rate of two percent.

The total undiscounted amount of future cash flows required to settle asset retirement obligations related to oil and gas operations is estimated to be $293.0 million. Payments to settle oil and gas asset retirement obligations occur over the operating lives of the assets estimated to be from two to 50 years.

The total undiscounted amount of future cash flows required to settle the midstream services and marketing asset retirement obligations is estimated to be $179.3 million. The estimated costs include such activities as dismantling, demolition and disposal of the facilities as well as remediation and restoration of the surface land. Payments to settle the midstream services and marketing asset retirement obligations are expected to occur subsequent to the closure of the facilities and related assets. Settlement of these obligations is expected to occur in 30 to 45 years.

	Year ended December 31,
($000s)	2005	2004
Carrying amount, beginning of year	$40,506	$33,182
Business acquisitions	9,161	12,171
Change in estimate	2,884	(2,429)
Increase in liabilities incurred during the period	1,784	166
Settlement of liabilities during the period	(2,614)	(4,971)
Decrease in liabilities due to disposition	(13,612)	-
Accretion of liability	3,024	2,387
Carrying amount, end of year	$41,133	$40,506

11.	Exchangeable shares - non-controlling interest

The Trust retroactively applied EIC-151 “Exchangeable Securities Issued by a Subsidiary of an Income Trust” as at June 30, 2005. The non-controlling interest on the consolidated balance sheet consists of the fair value of the exchangeable shares upon issuance plus the accumulated earnings attributable to the non-controlling interest. The net income attributable to the non-controlling interest on the consolidated statement of operations represents the cumulative share of net income attributable to the non-controlling interest based on the trust units issuable for exchangeable shares in proportion to total trust units issued and issuable at each quarter end during the year.

On June 1, 2004 2.65 million exchangeable shares of Provident Energy Ltd. were issued pursuant to the acquisition transactions for Olympia Energy Inc. and Viracocha Energy Inc. The Exchangeable Shares will be automatically exchanged for Trust Units on January 15, 2006, subject to extension at the option of the issuer. The exchange ratio for these shares is calculated with reference to the distributions.

Following is a summary of the non-controlling interest - exchangeable shares for years ended December 31, 2005 and 2004:

Year ended December 31,	2005	2004
Non-controlling interest, beginning of year	$35,921	$20,543
Exchangeable shares issued	-	30,264
Reduction of book value for conversion to trust units	(28,432)	(15,343)
Net income attributable to non-controlling interest	770	457
Non-controlling interest, end of year	$8,259	$35,921
Accumulated income attributable to non-controlling interest	$2,252	$1,482

The following table details the number of exchangeable shares converted and outstanding in addition to the associated book value:

	Year ended December 31,
	2005		2004

Exchangeable shares
Provident Acquisitions Inc.	Number of units	Amount (000s)	Number of units	Amount (000s)
Balance at beginning of year	336,876	$3,675	534,357	$5,829
Converted to trust units	(336,876)	(3,675)	(197,481)	(2,154)
Balance, end of year	-	-	336,876	3,675
Exchange ratio, end of year	-	-	1.42501	-
Trust units issuable upon conversion, end of year	-	$-	480,052	$3,675

Exchangeable shares
Provident Energy Ltd.*
Balance at beginning of year	638,474	$6,833	1,279,227	$13,689
Converted to trust units	(174,929)	(1,872)	(640,753)	(6,856)
Balance, end of year	463,545	4,961	638,474	6,833
Exchange ratio, end of year	1.50962	-	1.35099	-
Trust units issuable upon conversion, end of year	699,777	$4,961	862,572	$6,833

Exchangeable shares (Series B) Provident Energy Ltd.**
Balance at beginning of year	2,095,271	$23,931	-	$-
Issued to acquire Olympia Energy Inc.	-	-	1,325,000	15,132
Issued to acquire Viracocha Energy Inc.	-	-	1,325,000	15,132
Converted to trust units	(2,003,951)	(22,885)	(554,729)	(6,333)
Balance, end of year	91,320	1,046	2,095,271	23,931
Exchange ratio, end of year	1.19311	-	1.06742	-
Trust units issuable upon conversion, end of year	108,955	$1,046	2,236,534	$23,931

Total Trust units issuable upon conversion
of all exchangeable shares, end of year	808,732	$6,007	3,579,158	$34,439
* Maturity date is June 30, 2006
**Maturity date is January 15, 2006.

12.	Unitholders’ contributions

The Trust has authorized capital of an unlimited number of common voting trust units.

Trust units are redeemable at any time on demand by the holders thereof. Upon receipt of a redemption request by the Trust, the holder is entitled to receive a price per trust unit (the “Market Redemption Price”) equal to the lesser of: (i) 90% of the simple average of the closing price of the trust units on the principal market on which the trust units are quoted for trading during the 10 trading day period commencing immediately after the date on which the trust units are surrendered for redemption; and (ii) the closing market price on the principal market on which the trust units are quoted for trading on the date that the trust units are surrendered for redemption.

The aggregate Market Redemption Price payable by the Trust in respect of any trust units surrendered for redemption during any calendar month shall be satisfied by way of a cash payment on the last day of the following month. Total cash payments for redemption are limited to an annual maximum of $250,000. Any excess over the maximum may be satisfied by distributing notes having an aggregate principal amount equal to the aggregate Market Redemption Price of the trust units tendered for redemption.

(i)	2005 activity

On March 1, 2005 the Trust issued 8.4 million units at $12.00 per unit for proceeds of $100.8 million ($95.6 million net of issue costs) pursuant to a February 18, 2005 public offering.

On November 15, 2005 the Trust issued 21.83 million Subscription Receipts at a price of $12.60 per Subscription Receipt for total proceeds of $275.1 million ($261.0 million net of issue costs). Each Subscription Receipt entitled the holder to receive one trust unit upon completion of the Midstream NGL Acquisition. The acquisition closed on December 13, 2005 at which time all of the outstanding Subscription Receipts were converted to trust units. At that time, the holders of the Subscription Receipts were also entitled to $0.12 per trust unit, which is the equivalent of the November distribution paid in December. This payment was treated as a reduction to the proceeds received for the units issued through the Subscription Receipts to $12.48 per trust unit, reducing the amount attributed to Unitholders’ contributions by $2.6 million. Proceeds from the issue were used to fund the Midstream NGL Acquisition.

In 2005 the Trust issued 16.3 million units related to Provident’s DRIP program, conversion of exchangeable shares to units, conversion and redemption of convertible debentures to units and units issued pursuant to Provident’s Unit Option Plan. The net increase in unitholders’ contributions associated with these activities was $181.8 million.

(ii)	2004 activity

On February 4, 2004 the Trust issued 4.5 million units at $11.20 per unit for proceeds of $50.4 million ($47.9 million net of issue costs) pursuant to a January 22, 2004 public offering. Proceeds from the issue were initially used to pay down Provident’s bank debt and throughout 2004 were used to finance the 2004 capital program.

On June 1, 2004 the Trust issued 13.4 million units (at an ascribed value of $152.9) and a further 12.8 million units (at an ascribed value of $145.7 million) as part of the consideration to acquire the outstanding shares of Olympia Energy Inc. and Viracocha Energy Inc. respectively.

On July 6, 2004 the Trust issued 13.1 million units at $10.40 per unit for proceeds of $136.2 million ($129.4 million net of issue costs) pursuant to a June 17, 2004 public offering. Proceeds from the issue applied to pay down the bridge financing used in the Breitburn Energy LLC acquisition.

On October 4, 2004 the Trust issued 11.48 million units at $10.95 per unit, for net proceeds (after underwriters’ fees) of $119.4 million. Proceeds were used to fund the acquisition of the Orcutt property in California ($57.3 million) and to repay bank debt.

In 2004 the Trust issued 4.2 million units related to Provident’s DRIP program, conversion of exchangeable shares to units, conversion of convertible debentures to units and units issued pursuant to Provident’s Unit Option Plan. The net increase in unitholders’ contributions associated with these activities was $40.0 million.

	Year ended December 31,
	2005		2004
Trust Units	Number of units	Amount (000s)	Number of units	Amount (000s)
Balance at beginning of year	142,226,248	$1,438,393	82,824,688	$803,299
Issued to acquire Olympia Energy Inc. (note 4)	-	-	13,385,579	152,863
Issued to acquire Viracocha Energy Ltd. (note 4)	-	-	12,758,386	145,701
Issued for cash	30,230,000	373,238	29,080,000	312,346
Exchangeable share conversions	2,971,217	28,432	1,633,312	15,343
Issued pursuant to unit option plan	2,265,179	23,435	638,991	4,677
Issued pursuant to the distribution reinvestment plan	1,330,156	16,438	1,745,418	18,250
To be issued pursuant to the distribution reinvestment plan	107,000	2,005	148,496	1,616
Debenture conversions	6,135,418	64,808	11,378	124
Redemption of the 10.5% debentures (note 8)	3,507,570	46,707	-	-
Unit issue costs	-	(21,749)	-	(15,826)
Balance at end of year	188,772,788	$1,971,707	142,226,248	$1,438,393

The basic per trust unit amounts for 2005 were calculated based on the weighted average number of units outstanding of 159,315,847 which excludes the shares exchangeable into trust units (2004 - 113,310,002). The diluted per trust unit amounts for 2005 are calculated including an additional 369,566 trust units (2004 - 179,428) for the effect of the unit option plan. Provident’s convertible debentures and exchangeable shares are not included in the computation of diluted earnings per unit as their effect is anti-dilutive.

13.	Non-cash unit based compensation

(i)	Unit option plan

The Trust option plan (the “Plan”) is administered by the Board of Directors of Provident. Under the Plan, all directors, officers and employees of Provident, are eligible to participate in the Plan. There are 8,000,000 trust units reserved for the Trust option plan. Options are granted at a “strike price” which is not less than the closing price of the units on the Toronto Stock Exchange on the last trading day preceding the grant. In certain circumstances, based upon the cash distributions made on the trust units, the strike price may be reduced at the time of exercise of the option at the discretion of the option holder. Options vest six months after grant and every year thereafter in equal increments. In October 2005, a restricted/performance unit program (see (iii)) was approved. This program replaces the unit option plan. Unit options in existence will continue to be outstanding.

Year ended December 31,	2005		2004
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	5,200,331	$11.01	4,008,744	$11.06
Granted	296,200	11.73	1,909,067	10.89
Exercised	(2,265,179)	10.97	(638,991)	10.96
Forfeited	(25,727)	10.97	(78,489)	11.25
Outstanding, end of year	3,205,625	11.11	5,200,331	11.01
Exercisable, end of year	2,206,801	$11.12	2,620,941	$11.05

At December 31, 2005, the Trust had 3,205,625 options outstanding with strike prices ranging between $8.91 and $12.14 per unit. The weighted average remaining contractual life of the options is 2.20 years and the weighted average exercise price is $11.11 per unit excluding average potential reductions to the strike prices of $1.16 per unit.

At December 31, 2004, the Trust had 5,200,331 options outstanding with strike prices ranging from $8.40 and $12.39 per unit. The weighted average remaining contractual life of the options was 2.71 years and the weighted average exercise price was $11.01 per unit excluding average potential reductions to the strike prices of $1.08 per unit.

On December 31, 2004 the Trust prospectively applied the fair value based method of accounting for the Plan. Previously, the Trust applied the intrinsic value methodology due to the uncertainties of future expected distributions. The Trust now uses the Black-Scholes option-pricing model to calculate the estimated fair value of the outstanding options issued on or after January 1, 2003 at their issue date. The Trust has reevaluated the assumptions required to calculate the fair value of options and considers the estimates required to calculate the fair value reasonably estimated at the time of the issue of the options.

In 2005 the Trust recorded non-cash unit based compensation expense of $1.1 million, for the 5.6 million options granted on or after January 1, 2003 (2004 - $1.0 million).

As at December 31, 2005, the following assumptions are the weighted averages of the individual assumptions applied at each grant date to arrive at an estimate of fair value of all granted options on or after January 1, 2003 of $3.8 million:

	2005 Granted Options	2004 Granted Options	2003 Granted Options
Expected annual dividend	8.00%	8.00%	8.00%
Expected volatility	19.88%	20.18%	19.46%
Risk - free interest rate	3.26%	3.30%	3.66%
Expected life of option (yrs)	3.31	3.31	3.31
Expected forfeitures	-	-	-
Fair Value of Granted Options	$0.2 million	$1.2 million	$2.4 million

The remaining fair value of the rights of $0.4 million, less any future cancellations, will be recognized in earnings over the remaining vesting period of the rights outstanding. The following table reconciles the movement in the contributed surplus balance.

Year ended December 31,	2005	2004
Contributed surplus, beginning of the year	$2,002	$1,305
Compensation expense	1,055	1,190
Benefit on options exercised charged to unitholders’ equity	(1,382)	(493)
Contributed surplus, end of year	$1,675	$2,002

(ii)	Restricted/Performance Units

In May 2005 the board of directors approved a program whereby certain employees of the Trust’s Canadian subsidiaries will be granted restricted trust units (RTU’s) and/or performance trust units (PTU’s), both of which entitle the employee to receive cash compensation in relation to the value of a specified number of underlying notional trust units. The grants are based on criteria designed to recognize the long term value of the employee to the organization. This plan replaces the unit options plan for 2005 and subsequent years. RTU’s vest evenly over a period of three years commencing one year after grant. Payments are made on the anniversary dates of the RTU to the employees entitled to receive them on the basis of a cash payment equal to the value of the underlying notional units. PTU’s vest three years from the date of grant and can be increased to a maximum of double the PTU’s granted or a minimum of nil PTU’s depending on the Trust’s performance vis-à-vis other trusts’ performance based on certain benchmarks.

As of December 31, 2005 there were 226,055 RTU’s and 464,291 PTU’s outstanding. The fair value estimate associated with the RTU’s and PTU’s is expensed in the statement of income over the vesting period. During the year ended December 31, 2005, the Trust recorded compensation costs of $2.6 million with respect to the expected issue of RTU’s and PTU’s (2004 - nil).

(iii)	Unit appreciation rights

During 2004, the Trust put in place a program whereby certain employees of its U.S. subsidiary are granted unit appreciation rights (“UAR’s”) which entitle the employee to receive cash compensation in relation to the value of a specified number of underlying notional trust units. UAR’s vest evenly over a period of three years commencing one year after grant and expire after four years.

The UAR’s, upon vesting, provide certain employees entitlement to receive a cash payment equal to the excess of the market price of the Trust’s Units over the exercise price of the right less notionally accrued distributions in excess of an eight percent return. These prices are denominated in US dollars and are based on quoted US distributions and market prices.

The following table summarizes the information about UAR’s:

	2005		2004
	Number of Units Appreciation Rights	Weighted Average Exercise Price (US$)	Number of Units Appreciation Rights	Weighted Average Exercise Price (US$)
Year ended December 31,
Outstanding, beginning of year	976,000	$7.98	-	$-
Granted	147,000	10.01	976,000	7.98
Exercised	(296,641)	7.91	-
Forfeited	(57,666)	8.79	-
Outstanding, end of year	768,693	$8.34	976,000	$7.98
Exerciseable, end of year	22,704	8.92	-	-
Weighted average remaining contract life (years)	2.58		3.48
Average potential reductions to exercise price	$0.71		$0.29

The fair value associated with the UAR’s is expensed in the statement of income over the vesting period. During the year, the Trust recorded compensation costs of $2.2 million related to the outstanding UAR’s (2004 - $0.4 million). Cash payments of $1.0 million (2004 - nil) were recorded against general and administrative expense resulting in $1.2 million (2004 - $0.4 million) recorded as non-cash unit based compensation.

(iv)	Other unit based compensation

Pursuant to employment agreements between Breitburn and certain employees, the employees are eligible to receive cash compensation in relation to the value of a specified number of underlying notional units. The value of each notional unit is determined on the basis of a valuation of Breitburn as at the end of the fiscal period. At December 31, 2005 there were 2,200,000 notional units outstanding under the key employee plan (2004 - 2,200,000) which vest one third three years after grant date, one third four years after grant date and one third five years after grant date. All units under this plan were granted in 2004. There were 4,155,290 notional units outstanding under the phantom unit plan (2004 - 3,000,000) of which all notional units vest immediately and are payable 90 days from the fiscal year-end. For the period ended December 31, 2005 compensation expense of $6.2 million was recorded under the plans (2004 - $0.4 million). Cash payments of $1.3 million (2004 - nil) were recorded against general and administrative expense resulting in $4.9 million (2004 - $0.4 million) recorded as non-cash unit based compensation.

14.	Reconciliation of cash flow and distributions

	Year ended December 31,
	2005	2004
Cash provided by operating activities	$257,363	$187,823
Change in non-cash operating working capital	51,344	(5,796)
Site restoration expenditures	2,481	3,219
Cash flow from operations	311,188	185,246
Cash reserved for financing and investing activities	(80,474)	(20,618)
Cash distributions to unitholders	230,714	164,628
Accumulated cash distributions, beginning of period	412,646	248,018
Accumulated cash distributions, paid and declared, end of period	$643,360	$412,646
Cash distributions per unit	$1.44	$1.44

Cash reserved for financing and investing activities is a discretionary amount and represents the difference between cash flow from operations less distributions.

15.	Future income taxes

Provident follows the liability method for calculating future income taxes. Under this method, future income tax assets and liabilities are recognized based on the estimated tax effects of temporary differences in the carrying value of assets and liabilities, reported in the financial statements of the corporate subsidiaries, and their respective tax bases, using income tax rates substantively enacted on the consolidated balance sheet date:

	Year ended December 31,
	2005	2004
Petroleum and natural gas properties, production facilities and other	$89,607	$70,301
Midstream facilities	1,988	328
	$91,595	$70,629

The future income tax provision differs from the expected amount calculated by applying the Canadian combined federal and provincial income tax rate of 37.82 percent (2004 - 38.87 percent) as follows:

	Year ended December 31,
	2005	2004
Expected income tax expense (recovery)	$48,218	$(4,186)
Increase (decrease) resulting from:
Non-deductible Crown charges and other payments	14,285	17,087
Federal resource allowance	(11,489)	(7,535)
Alberta Royalty Tax Credit	(188)	(194)
Income of the Trust and other	(32,567)	(41,336)
Capital Taxes	4,780	5,921
Witholding tax and other	5,628	1,282
Income tax rate changes	(466)	(4,413)
	$28,201	$(33,374)

16.	Related party transactions

On December 30, 2004, at the conclusion of a competitive process, Provident sold properties to a private company on whose board two of the directors of Provident sit and in which they own shares. The properties were sold for consideration of $3.5 million of which $0.5 million was cash and $3.0 million consisted of 10,000,000 common shares valued at $0.30 per share. The carrying value of these shares is included in investments on the balance sheet. The transaction was recorded at fair value.

17.	Financial instruments and hedging

Financial instruments of the Trust carried on the consolidated balance sheet consist mainly of cash and cash equivalents, accounts receivable, reclamation fund investments, current liabilities, other long-term liabilities, asset retirement obligations, commodity and foreign currency contracts and long-term debt. Except as noted below, as at December 31, 2005 and 2004, there were no significant differences between the carrying value of these financial instruments and their estimated fair value.

Substantially all of the Trust's accounts receivable are due from customers and joint venture partners in the oil and gas and midstream services and marketing industries and are subject to credit risk. The Trust partially mitigates associated credit risk by limiting transactions with certain counterparties to limits imposed by the Trust based on the Trust’s assessment of the creditworthiness of such counterparties. The carrying value of accounts receivable reflects management's assessment of the associated credit risks. With respect to counterparties to financial instruments, the Trust partially mitigates associated credit risk by limiting transactions to counterparties with investment grade credit ratings and obtaining financial guarantees from certain counterparties.

At January 1, 2004 the Trust adopted CICA accounting guideline 13 “Hedging relationships” resulting in the recognition of an unrealized loss of $25.1 million in deferred charges on the consolidated balance sheet that has been amortized to income over the same period as the corresponding losses associated with the hedged items.

Year ended December 31,	2005	2004
Deferred derivative Loss
Non-hedging derivative liability, beginning of year	$2,144	$25,134
Derivative instruments amortized	(2,144)	(22,990)
Deferred derivative loss, end of year	$-	$2,144

Provident’s commodity price risk management program is intended to minimize the volatility of commodity prices and to assist with stabilizing cash flow and distributions. Provident seeks to accomplish this through the use of financial instruments from time to time to reduce its exposure to fluctuations in commodity prices and foreign exchange rates.

With respect to financial instruments, Provident could be exposed to losses if a counterparty fails to perform in accordance with the terms of the contract. This risk is managed by diversifying the derivative portfolio among counterparties meeting certain financial criteria.

(i)	Commodity price

a)	Crude oil

For 2005, Provident paid out $59.0 million to settle various oil market based contracts on an aggregate volume of 2.6 million barrels. For 2004, Provident paid out $55.3 million to settle various oil market based contracts on an aggregate volume of 2.7 million barrels. The estimated value of contracts in place if settled at market prices at December 31, 2005 would have resulted in an opportunity cost of $7.1 million (2004 -$25.2 million).

b)	Natural Gas

For 2005, Provident paid $5.6 million to settle various natural gas market based contracts on an aggregate of 5.2 million gigajoules (“GJ”). For 2004, Provident paid $10.4 million to settle various natural gas market based contracts on an aggregate of 10.9 million gigajoules (“GJ”). The estimated value of contracts in place if settled at market prices at December 31, 2005 would have resulted in an opportunity cost of $6.5 million (2004 - an opportunity gain of $0.3 million).

c)	Midstream

For 2005, Provident paid $2.3 million (2004 - $3.2 million) to settle various midstream contracts, that were entered into to fix prices on product sales. The estimated value of contracts in place if settled at market prices as December 31, 2005 would have resulted in an opportunity cost of $0.4 million (2004 - opportunity gain of $0.2 million).

(ii)	Foreign exchange contracts

The estimated value of contracts in place if settled at foreign exchange rates at December 31, 2005 would have resulted in an opportunity cost of $0.1 million (2004 - opportunity gain of $0.2 million). The foreign exchange gains have been included in note 20 as component of foreign exchange gain and other and allocated to their respective business segments.

The contracts in place at December 31, 2005 are summarized in the following tables:
COGP
Year	Product	Volume (Buy)Sell		Terms	Effective Period
2006	Crude Oil	750	Bpd	Participating Swaps US $51.33 per bbl (63% above floor price) (1) (3)	January 1 - December 31
		500	Bpd	Participating Swaps US $48.00 per bbl (max to 90% above floor price) (3)	January 1 - December 31
		750	Bpd	Puts US $53.33 per bbl (1)	January 1 - Decmeber 31

	Natural Gas (2)	10,000	Gjpd	Participating Swaps Cdn $8.00 per gj (max to 90% above floor price) (1) (3)	January 1 - March 31
		8,500	Gjpd	Participating Swaps Cdn $7.32 per gj (max to 90% above floor price) (1) (3)	January 1 - December 31
		5,000	Gjpd	Participating Swaps Cdn $6.75 per gj (max to 87% above floor price) (3)	April 1 - October 31
		5,000	Gjpd	Participating Swaps Cdn $7.00 per gj (max to 85% above floor price) (3)	April 1 - December 31

	Foreign Exchange			Sell US $2,000,000 at 1.165 (4)	January 25

USOGP (Breitburn)
Year	Product	Volume (Buy)Sell		Terms	Effective Period
2006	Crude Oil	1,000	Bpd	Participating Swap US $47.25 per bbl (65% above floor price) (1) (3)	January 1 - December 31
		1,000	Bpd	Puts US $53.00 per bbl (1)	January 1 - December 31

Midstream
Year	Product	Volume (Buy)Sell		Terms	Effective Period
2006	Propane	19,600	Gpd	Purchased Calls US $0.95 per gal (8)	January 1 - April 30
		13,017	Gpd	Sold Put US $0.82 per gal (1) (8)	January 1 - February 28
		4,500	Gpd	Sold Put US $0.84 per gal (8)	February 1 -February 28
		1,899	Gpd	Sold Put US $0.90 per gal (8)	January 1 - March 31
		33,871	Gpd	Sold Call US $1.07 per gal (8)	Janury 1 - January 31
		17,733	Gpd	Sold Call US $0.95 per gal (8)	January 1 - April 30
		14,237	Gpd	US $0.81 per usg (8)	January 1 - February 28
		135,263	Gpd	US $0.972 per usg (1) (8)	January 1 - March 31
		2,333	Gpd	US $0.875 per usg (8)	January 1 - April 30

	Crude Oil	375	Bpd	US $61.70 per bbl (6)	January 1 - March 31

	Natural Gas	(6,350)	Gjpd	Cdn $11.08 per gj (2)	January 1 - March 31
		4,000	Gjpd	Cdn $13.75 per gj (2) (7)	January 1 - January 31
		(4,000)	Gjpd	Cdn $12.75 per gj (2) (7)	January 1 - January 31
		400,000	Mmbtu	US $14.25 per mmbtu (10)	February 1 - February 28

	Foreign Exchange			Sell US $6,259,039 at 1.1753 (5)	January 1 - March 31

2010	Crude Oil	250	Bpd	Costless collar US $54.00 floor, US $61.05 ceiling (9)	January 1 - December 31

	Natural Gas	(1,342)	Gjpd	Cdn $6.97 per gj (2)	January 1 - December 31

	Foreign Exchange			Sell US $4,927,500 at 1.1185 (5)	January 1 - December 31

(1) Represents a number of transactions entered into over an extended period of time.
(2) Settled against AECO monthly index.
(3) Provides a floor price while allowing percentage participation above strike price.
(4) US dollar cashflow.
(5) Foreign exchange contracts to hedge underlying exchange rate on Cdn cashflow.
(6) Condensate & Butane hedged using WTI monthly calendar average as proxy.
(7) Ethane hedged using AECO monthly index as proxy.
(8) Transactions entered into by Kinetic Resources prior to acquisition by Provident.
(9) Propane, Butane and Condensate hedged using WTI monthly calendar average as proxy.
(10) Settled against NYMEX Henry Hub Natural Gas futures contract.
(11) Offsetting trades have not been included in the table.

18.	Cash reserve for future site reclamation

Provident established a cash reserve effective May 1, 2001 for future site reclamation expenditures relating to its Canadian oil and gas production. In accordance with the royalty agreement, Provident funds the reserve by paying $0.30 per barrel of oil equivalent produced on a 6:1 basis into a segregated cash account. Actual expenditures incurred are then funded from the cash in this account. For the year ended December 31, 2005, $2.9 million was contributed to the reserve and actual expenditures totaled $2.5 million. For the year ended December 31, 2004, $2.8 million was added to the cash reserve and actual expenditures totaled $3.2 million.

19.	Commitments

Provident has office lease commitments that extend through April 2013. Future minimum lease payments for the following five years are: 2006 - $3.8 million; 2007 - $4.1 million; 2008 - $4.2 million; 2009 - $4.1 million; and 2010 - $3.2 million.

In relation to the midstream services and marketing segment, Provident is committed to minimum lease payments under the terms of various rail tank car leases for the following five years: 2006 - US $4.8 million; 2007 - US $3.8 million; 2008 - US $2.8 million; 2009 - US $1.6 million; and 2010 - US $0.6 million.

In relation to the United States oil and natural gas production segment, Provident has surety bonds to provide US $4.9 million of coverage to Occidental Petroleum Corporation related to a purchase of oil and gas producing properties.

In relation to the United States oil and natural gas production segment, Provident leases certain property and equipment under operating leases. Future minimum lease payments for the following five years are as follows: 2006 - US $0.5 million; 2007 - US $0.5 million; 2008 - US $0.5 million; 2009 - US $0.5 million; and 2010 - $0.6 million.

20.	Segmented information

The Trust’s business activities are conducted through three business segments: Canadian oil and natural gas production, United States oil and natural gas production (USOGP) and midstream services and marketing.

Oil and natural gas production in Canada and the United States includes exploitation, development and production of crude oil and natural gas reserves. Midstream services and marketing includes processing, extraction, transportation, loading and storage of natural gas liquids, and marketing of natural gas liquids.

Geographically the Trust operates in Canada and the USA in the oil and gas production business segment. The geographic components have been presented for the oil and natural gas business as well as the midstream services and marketing business that operates in both Canada and the USA.

Year ended December 31, 2005
	Canada Oil and Natural Gas Production	United States Oil and Natural Gas Production	Total Oil and Natural Gas Production	Midstream Services and Marketing (1)	Inter- segment Elimination	Total
Revenue
Gross production revenue	$466,945	$154,816	$621,761	$-	$-	$621,761
Royalties	(95,403)	(15,019)	(110,422)	-	-	(110,422)
Product sales and service revenue	-	-	-	998,531	(90,420)	908,111
Realized loss on financial derivative instruments	(48,308)	(16,323)	(64,631)	(2,229)	-	(66,860)
	323,234	123,474	446,708	996,302	(90,420)	1,352,590
Expenses
Cost of goods sold	-	-	-	876,984	(90,420)	786,564
Production, operating and maintenance	95,278	39,513	134,791	36,402	-	171,193
Transportation	5,702	-	5,702	1,230	-	6,932
Foreign exchange gain and other	(1,815)	(504)	(2,319)	(569)	-	(2,888)
General and administrative	18,552	11,490	30,042	11,566	-	41,608
	117,717	50,499	168,216	925,613	(90,420)	1,003,409
Earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items	205,517	72,975	278,492	70,689	-	349,181
Non-cash revenue
Unrealized gain/(loss) on financial derivative instruments	13,302	(1,910)	11,392	(1,564)	-	9,828
Amortization of loss on financial derivative instruments	(2,144)	-	(2,144)	-	-	(2,144)
	11,158	(1,910)	9,248	(1,564)	-	7,684
Other expenses
Depletion, depreciation and accretion	155,929	25,553	181,482	11,754	-	193,236
Loss on redemption of convertible debentures	31	10	41	8	-	49
Interest on bank debt	6,833	2,292	9,125	1,750	-	10,875
Interest and accretion on convertible debentures	12,342	4,141	16,483	3,160	-	19,643
Amortization of deferred financing charges	885	297	1,182	227	-	1,409
Unrealized foreign exchange gain	-	-	-	(405)	-	(405)
Non-cash unit based compensation	2,640	6,098	8,738	1,015	-	9,753
Internal management charge	(1,695)	1,695	-	-	-	-
Gain on sale of assets	-	-	-	(5,188)	-	(5,188)
Capital taxes	4,780	-	4,780	-	-	4,780
Current and withholding taxes	-	5,628	5,628	-	-	5,628
Future income tax (recovery) expense	(560)	18,320	17,760	33	-	17,793
	181,185	64,034	245,219	12,354	-	257,573
Non-controlling interest - USOGP	-	1,596	1,596	-	-	1,596
Non-controlling interest - Exchangeables	138	13	151	619	-	770
Net income for the year	$35,352	$5,422	$40,774	$56,152	$-	$96,926
(1) Included in the Midstream Services and Marketing segment is product sales and service revenue of $19.7 million associated with U.S. operations.

	Year ended December 31, 2005
	Canada Oil and Natural Gas Production	United States Oil and Natural Gas Production	Total Oil and Natural Gas Production	Midstream Services and Marketing	Inter- segment Elimination	Total
Selected balance sheet items
Capital Assets
Property, plant and equipment net	$634,732	$351,073	$985,805	$716,884	$-	$1,702,689
Intangible assets	-	-	-	215,850	-	215,850
Goodwill	330,944	-	330,944	98,124	-	429,068
Capital Expenditures
Property, plant and equipment net	85,402	52,897	138,299	18,200	-	156,499
Property, plant and equipment through corporate acquisitions	-	99,877	99,877	428,066	-	527,943
Goodwill additions	-	-	-	98,124	-	98,124
Working capital
Accounts receivable	135,220	22,310	157,530	109,716	-	267,246
Petroleum product inventory	-	-	-	110,638	-	110,638
Accounts payable and accrued liabilities	177,798	46,462	224,260	90,463	-	314,723
Long-term debt	$238,843	$168,075	$406,918	$477,686	$-	$884,604

	Year ended December 31, 2004 (1)
	Canada Oil and Natural Gas Production	United States Oil and Natural Gas Production	Total Oil and Natural Gas Production	Midstream Services and Marketing	Inter- segment Elimination	Total
Revenue
Gross production revenue	$405,181	$44,688	$449,869	$-	$-	$449,869
Royalties	(85,190)	(4,009)	(89,199)	-	-	(89,199)
Product sales and service revenue	-	-	-	1,031,019	(190,835)	840,184
Realized loss on financial derivative instruments	(65,366)	(425)	(65,791)	(3,153)	-	(68,944)
	254,625	40,254	294,879	1,027,866	(190,835)	1,131,910
Expenses
Cost of goods sold	-	-	-	932,476	(190,835)	741,641
Production, operating and maintenance	90,330	13,173	103,503	37,990	-	141,493
Transportation	5,087	-	5,087	-	-	5,087
Foreign exchange (gain) loss and other	(4)	(2,239)	(2,243)	763	-	(1,480)
General and administrative	16,439	4,113	20,552	6,552	-	27,104
	111,852	15,047	126,899	977,781	(190,835)	913,845
Earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items	142,773	25,207	167,980	50,085	-	218,065
Non-cash revenue
Unrealized gain (loss) on non-hedging derivative instruments	3,788	(3,182)	606	331	-	937
Amortization of loss on non-hedging derivative instruments	(22,990)	-	(22,990)	-	-	(22,990)
	(19,202)	(3,182)	(22,384)	331	-	(22,053)
Other expenses
Depletion, depreciation and accretion	160,271	7,402	167,673	9,609	-	177,282
Interest on bank debt	7,380	1,252	8,632	3,184	-	11,816
Interest and accretion on convertible debentures	9,812	1,372	11,184	3,989	-	15,173
Amortization of deferred financing charges	947	98	1,045	390	-	1,435
Unrealized foreign exchange gain	-	(744)	(744)	-		(744)
Non-cash unit based compensation	877	822	1,699	120	-	1,819
Capital taxes	5,292	-	5,292	629	-	5,921
Current and withholding taxes	-	1,201	1,201	81	-	1,282
Future income tax recovery	(40,457)	-	(40,457)	(120)	-	(40,577)
	144,122	11,403	155,525	17,882	-	173,407
Non-controlling interest - USOGP	-	923	923	-	-	923
Non-controlling interest - Exchangeables	(492)	217	(275)	732	-	457
Net income (loss) for the year	$(20,059)	$9,482	$(10,577)	$31,802	$-	$21,225

	Year ended December 31, 2004
	Canada Oil and Natural Gas Production	United States Oil and Natural Gas Production	Total Oil and Natural Gas Production	Midstream Services and Marketing	Inter- segment Elimination	Total
Selected balance sheet items
Capital Assets
Property, plant and equipment net	$763,306	$254,547	$1,017,853	$281,801	$-	$1,299,654
Goodwill	330,944	-	330,944	-	-	330,944
Capital Expenditures
Property, plant and equipment net	61,454	12,410	73,864	2,457	-	76,321
Property, plant and equipment through corporate acquisitions	272,259	214,261	486,520	1,300	-	487,820
Goodwill additions	228,501	-	228,501	-	-	228,501
Working capital
Accounts receivable	78,299	11,137	89,436	67,017	(13,311)	143,142
Petroleum product inventory	-	-	-	17,151	-	17,151
Accounts payable and accrued liabilities	101,668	28,639	130,307	54,416	(13,311)	171,412
Long-term debt	$274,683	$74,464	$349,147	$83,059	$-	$432,206
(1) Restated note 3

21.	Reconciliation of Financial Statements to United States
 Generally accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). Any differences in accounting principles as they pertain to the accompanying financial statements are not material except as described below. All adjustments are measurement differences. Disclosure items are not noted.

Consolidated Statements of Earnings - U.S. GAAP
For the year ending December 31 (Cdn$ 000s, except per unit numbers)	2005	2004
(Cdn$000s, except per unit numbers)
Net income as reported	$96,926	$21,225
Adjustments
Depletion, depreciation and accretion (a)	13,697	5,067
Depletion, depreciation and accretion other (a)	-	(58,065)
FAS 133 adjustment (b)	2,144	22,990
Non-cash general and administrative (e)	(1)	415
Future income recovery (taxes) (a) (b) (c)	(5,357)	9,556
Accretion on convertible debentures (h)	2,849	2,973
Non-controlling interest - Exchangeable shares (j)	770	457
Net Income – U.S. GAAP	$111,028	$4,618

Condensed Consolidated Balance Sheet
As at December 31 (Cdn$ 000s)	2005		2004
	Canadian	US. GAAP	Canadian GAAP	US. GAAP
Assets
Deferred derivative loss (b)	$-	$-	$2,144	$-
Accounts receivable (f)	267,246	267,246	143,142	145,442
Property, plant and equipment (a)	1,702,689	1,646,200	1,299,654	1,229,468
Liabilities and unitholders’ equity
Long-term debt (h)	884,604	902,083	432,206	437,561
Future income taxes (a) (b) (c) (f)	91,595	73,609	70,629	47,286
Non-controlling interest - Exchangeable shares (j)	8,259	-	35,921	-
Units subject to redemption (i) (j)	-	2,236,360	-	1,503,181
Convertible debentures equity component (h)	19,301	-	9,785	-
Unitholders’ contributions (i)	1,971,707	-	1,438,393	-
Contributed surplus (e)	1,675	1,675	2,002	3,020
Cumulative translation adjustment (g)	(41,785)	-	(28,848)	-
Accumulated income (loss)	97,288	(837,253)	362	(485,832)
Accumulated cash distributions (i)	(643,360)	-	(412,646)
Accumulated other comprehensive loss (f) (g)	$-	$(42,679)	$-	$(27,442)

(a)
Under the Canadian cost recovery ceiling test the recoverability of a cost centre is tested by comparing the carrying value of the cost centre to the sum of the undiscounted proved reserve cash flows expected from the cost centre using future price estimates. If the carrying value is not recoverable, the cost centre is written down to its fair value determined by comparing the future cash flows from the proved plus probable reserves discounted at the Trust’s risk free interest rate. Any excess carrying value of the assets on the balance sheet above fair value would be recorded in depletion, depreciation and accretion expense as a permanent impairment. Under U.S. GAAP, companies utilizing the full cost method of accounting for oil and natural gas activities perform a ceiling test on each cost centre using discounted future net revenue from proved oil and natural gas reserves discounted at 10 percent. Prices used in the U.S. GAAP ceiling tests are those in effect at year-end and financing and administrative expenses are excluded from the calculation. The amounts recorded for depletion and depreciation have been adjusted in the periods as a result of differences in write down amounts recorded pursuant to U.S. GAAP compared to Canadian GAAP.

In computing its consolidated net earnings for U.S. GAAP purposes, the Trust recorded additional depletion in 2004 as a result of the application of the ceiling test. These charges were not required under the Canadian GAAP ceiling tests. As a result of the U.S. GAAP ceiling test, there was no charge for ceiling test impairment for 2005.

(b)
At January 1, 2004, the Trust recorded an unrealized loss of $25.1 million in deferred charges on the consolidated balance sheet that is being recognized in income over the term of the previously designated hedged items. For the period ending December 31, 2005, $2.1 million (2004 - $23.0 million) of this deferred charge has been amortized. Under U.S. GAAP the amortization of the deferred charge has already been captured in prior period accumulated losses. There will be no further U.S./Canadian GAAP differences related to the adoption of this standard.

(c)
The Canadian liability method of accounting for income taxes is similar to the United States FAS 109, Accounting for Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in Provident’s financial statements or tax returns. Pursuant to U.S. GAAP, enacted tax rates are used to calculate future taxes, whereas Canadian GAAP uses substantively enacted rates.

(d)
The consolidated statements of cash flows and operations and accumulated income (loss) are prepared in accordance with Canadian GAAP and conform in all material respects with U.S. GAAP except for the following;

        (i) Canadian GAAP allows for the presentation of operating cash flow before changes in non-cash working capital items in the consolidated statement of cash flows. This total cannot be presented under U.S. GAAP.
        (ii) U.S. GAAP requires disclosure on the consolidated statement of operations when depreciation, depletion and amortization are excluded from cost of goods sold. This disclosure has not been noted on the face of the consolidated statement of operations.

(e)
Provident harmonized its accounting treatment of unit based compensation with U.S. GAAP in 2003 by adopting CICA handbook section 3870, “Stock-based compensation and other stock-based payments.” For U.S. GAAP purposes Provident follows FAS 123, “Accounting for stock-based compensation.” Adoption of CICA handbook section 3870 allows for prospective application whereby options granted during or subsequent to 2003 are fair valued. Under FAS 123, all option grants are fair valued.

(f)
Included in accounts receivable in 2004 is a marketable security that is being held for sale. The Trust follows the cost method of accounting for an investment in a marketable security as established by the CICA. Under this accounting policy, the investment is initially recorded at cost with dividends recorded as income. Under U.S. GAAP, the marketable securities are considered held for sale and recorded on the balance sheet at fair value. The corresponding difference between the cost method and fair value is recorded to other comprehensive loss in the current year and results in a Canadian/U.S. GAAP difference.

(g)
U.S. GAAP requires gains or losses arising from the translation of self-sustaining operations to be included in other comprehensive losses. Canadian GAAP requires these amounts to be recorded in unitholders’ equity.

(h)
Effective December 31, 2004, the Trust retroactively adopted the revised CICA Handbook Section 3860 ("HB 3860"), "Financial Instruments - Presentation and Disclosure" for financial instruments that may be settled at the issuer's option in cash or its own equity. As a result of the implementation of this standard, a U.S./Canadian GAAP difference has arisen. Under U.S. GAAP, the convertible debentures are disclosed as long-term debt at their face value versus Canadian GAAP that requires discounting of the convertible debentures, accretion expense to represent the unwinding of the discounted convertible debentures and a value be assigned within equity to the conversion feature attached to the convertible debentures.

(i)
Under U.S. GAAP, a redemption feature of equity instruments exercisable at the option of the holder requires that such equity be excluded from classification as permanent equity and be reported as a liability at the equity’s redemption value. Changes in redemption value in the period are charged to accumulated earnings. Under Canadian GAAP, such equity instruments are considered to be permanent equity and are presented as unitholder’s equity. The Trust’s units and exchangeable shares both have a redemption feature, which qualify them to be considered under this guidance.

In prior years, the Trust believed there were sufficient restrictions on the redemption feature that qualified the trust units and exchangeable shares as permanent equity for U.S. GAAP purposes (note 12). Based on a review conducted in the current year, it was determined that the trust units and exchangeable shares should be accounted for as units subject to redemption in accordance with U.S. GAAP. Accumulated earnings have been reduced by $463.5 million (2004 - $396.9 million) and $2,236.4 million (2004 - $1,503.2 million) has been reclassified to units subject to redemption.

(j)
Under Canadian GAAP, the Trust’s exchangeable shares are classified as non-controlling interest. As these exchangeable shares can be converted into trust units at the option of the holder, the exchangeable shares are classified as units subject to redemption along with the trust units for U.S. GAAP purposes.

Recent U.S. Accounting Pronouncements

Accounting for conditional asset retirement obligations

In 2005, FASB issued Financial Interpretation 47 “Accounting for Conditional Asset Retirement Obligations”. This interpretation clarifies that the term conditional asset retirement obligation as used in FAS 143 “Accounting for Asset Retirement Obligations” refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Thus, the timing and/or method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. This interpretation is effective no later than the end of fiscal years ending after December 15, 2005. The adoption of this statement has not had a material impact on the Trust’s consolidated financial statements.

Accounting changes and error corrections

In 2005, FASB issued FAS 154 “Accounting Changes and Error Corrections” which replaces APB Opinion 20. This statement changes the requirements for the accounting and reporting of a change in accounting principle. FAS 154 requires retrospective application of voluntary changes in accounting principles to prior period financial statements, unless it is impracticable to do so. The statement is effective for fiscal years beginning after December 15, 2005. The Trust does not expect the adoption of this statement to have a material impact on its financial statements.

Share-based payment

In 2004, FASB issued revised FAS 123 “Share-Based Payment”. This amended statement eliminates the alternative to use Accounting Principles Board (“APB”) Opinion No. 25’s intrinsic value method of accounting, as was provided in the originally issued Statement 123. As a result, public entities are required to use the grant-date fair value of the award in measuring the cost of employee services received in exchange for an equity award of equity instruments. Compensation cost is not recognized for equity instruments for which employees do not render the requisite service. This amended statement is effective the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Trust does not expect the adoption of this statement to have a material impact on its financial statements.

Exchange of non-monetary assets

In 2004, FASB issued FAS 153 “Exchange of Non-monetary Assets”. This statement is an amendment of APB Opinion No. 29 “Accounting for Non-monetary Transactions”. Based on the guidance in APB Opinion No. 29, exchanges on non-monetary assets are to be measured based on the fair value of the assets exchanged. Furthermore, APB Opinion No. 29 previously allowed for certain exceptions to this fair value principle. FAS 153 eliminates APB Opinion No. 29’s exception to fair value for non-monetary exchanges of similar productive assets and replaces this with a general exception for exchange of non-monetary assets that do not have commercial substance. For purposes of this statement, a non-monetary exchange is defined as having commercial substance when the future cash flows of an entity are expected to change significantly as a result of the exchange. The provisions of this statement are effective for non-monetary asset exchanges that occur in fiscal periods beginning after June 15, 2005 and are to be applied prospectively. Earlier application is permitted for non-monetary asset exchanges that occur in fiscal periods beginning after the issue date of this statement. The Trust does not expect the adoption of this statement to have a material impact on its financial statements.